

INVEST IN **THE SECOND ROUND OF CITYFREIGHTER INC.**

Ultra Low Floor Commercial EV Platform for Last-Mile Targets Booming Billion-Dollar Niche Market

cityfreighter.com Santa Barbara CA

Technology | B2B | Hardware | Climate Change | Transportation

Featured Investors





Remo Weber

Syndicate Lead

Invested in
the Second Round of CityFreighter Inc.

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We are in the EV Commercial Industry since 2013 and are looking for great products ever since.When I got to know about Cityfreighter, at the end of 2018, I made an initial investment to support their project to build a prototype for the ACT show in April 2019. Honestly, I never believed they will make it on time but I was convinced that their concept would be a successful business model in the future.

But then, the Easter weekend before

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Invested $1,000 this round & $150,000 previously

Highlights

1 Currently closing in on a large RV platform project

1. Currently closing in on a large RV platform project

2. Substantial multi-billion dollar Market with exponential growth. Demand expected to outpace supply

3. The market needs electrified CabChassis. Modular, customizable, designed for ease of manufacturing

4. Reducing CAPEX and speeding up time-to-market by using existing and proven parts, SOP 2026

5. Addressing the largest key markets for commercial full electric platforms, the US and Europe

6. Building strong collaborations and alliances with global partners is one of our key strategies

7. Setting up CDK-micro-assembly factories in global key markets

8. Proven history of execution, proof of concept in 2019, fully functional Beta version in 2021

Our Founder



Michael Schoening President & Founder

Michael is a visionary leader and serial Entrepreneur.He has proven to turn visions into execution.

> By talking to fleet operators we recognized that there is a need for individual and flexible solutions. We are very excited about our unique, customer-focused concept. It will shake up the last-mile vehicle segment with a keen design, radical new features, and

a faster time-to-market, all of which will set us apart from what is available.

Powering Progress: Ride the Future Wave with Our Electric Revolution for Commercial Vehicles – Round Two, Unleashing Limitless Potential in a Multi-Billion-Dollar Landscape!

Please check on latest campaign update and the news on our RV Project! Campaign might be closing soon.



The Problem Is Worsening

- **Vehicle manufacturers (Traditional OEMs) cannot meet the ever-increasing demand for commercial EVs, nor can they provide the numerous customizations requested for different use cases**
- **Governments are implementing EV-only access into city center's, and imposing significant regulation to halt pollution from gas and diesel vehicles**
- **Retrofitting faces new regulation challenges (e.g., cyber security)**

"This will be a supply-driven market for a very long time," Stefan Krause (Chairman B-ON, former CFO BMW, Deutsche Bank)*

"There is no magic wand to fix this, we just need to get the manufacturers up to speed," said Tim Albertsen, CEO of ALD (ALDA.PA), one of Europe's largest vehicle leasing firms. "For the next couple of years there will not be enough supply of ECVs."*

Our Solution Fits the Needs An EV Platform for different Use Cases

- **CEVP- An ultra low-floor Commercial EV Platform**
- **Purposefully built for upfitters, special-purpose vehicle manufacturers, and urban logistics.**



- **Compact, Modular, Customizable, Designed for ease of manufacturing – with competitive pricing.**


Delivery
Shuttle Bus
Service
RV's
Food Trucks
Emergency Response

Our Initial Product: CF1, Class 3 CabChassis



Introducing CityFreighter



- Designed specifically as an EV platform from scratch
- Walk-Through, lower step-in and step-out heights, modular, customizable and best-in class payload capacity and cargo space
- Using readily available common parts where applicable, CF is decreasing development costs and time-to-market, while simultaneously changing industry standards where it matters



CF1 Quick View


GVWR 4.25t & 4.8t
Range 250 km
CF1
BoxVan
Payload Volume
20m³ (up to 25m³)
ZERO EMISSION | 100% ELECTRIC
Payload Capacity
1750 kg & 2300 kg
Walk-Through
Low Floor
6590x2000x2700
mm

CF1 Specs

- 86 kWh Lithium-Ion Battery
- Range 150 Miles
- E-Axle Front Drive
- Heat Pump Based Thermo Management
- Best in Class Payload Values



Europe

Class N2, 4.25 tons GVWR, payload 1.75 tons, load volume 20 m³ (+)

USA

Class 3, 4.8 tons GVWR, payload 2.3 tons, load volume 706 ft³ (+)

Dimensions

6585 x 2000 x 2700 mm (l x w x h)
21.60 x 6.56 x 8.86 ft (l x w x h)







Modular System Architecture

It benefits in terms of flexibility, cost efficiency, upgradability, time-to-market, serviceability, and sustainability

Dashboard



- 15'6 Center Touchscreen
- Navigation (3rd Party Integration)
- Optional add-on Digital Intstrument Cluster
- Displaying ADAS messages and video inputs

Cloud

- Over-the-Air Updates (OTA)
- Remote Controls
- Remote Diagnostics & Monitoring
- Telematics Applications



Additionally, we have exciting plans to incorporate AI into our vehicle telematics system, further enhancing the overall driving experience

In-Vehicle Infosystem

- Android Auto, Apple Car Play
- Audio & Radio
- Phone Book
- Navigation
- Camera
- HVAC Controls
- Bluetooth, USB & WiFi

Mobile

- Android and IOS Support
- Mobile Keyless un/locking
- Immobilisation
- Remote HVAC Controls
- Vehicle Information & Triggers
- Charging Options

How does CityFreighter differentiate from standard OEMs

- **Designed as an EV from scratch Modular and customizable**
- **Lightweight parts and a compact battery reduce overall costs**
- **Ultra-low floor chassis serves multiple use cases**
- **Best-in-class payload and cargo space**
- **Flexible to integrate different technologies (e.g., H2 Range Extender, Solid-state battery)**
- **Creating a most efficient workspace for the driver**
- **Easier to manufacture = lower cost**

Using readily available **common parts** where applicable, CF is decreasing development costs and time-to-market, while simultaneously changing industry standards where it matters

Comparing the CF1

CityFreighter CF1



GVWR	9,369 – 10,582 lb
Vehicle length	259.21 in
Vehicle width	80.31 in (without mirrors)
Vehicle height	107.48 in (empty)
Turning Circle	43,3 ft
Drivers Cabin	Full Walk-Through
Cargo Space	706 cu ft (up to 880)
Payload	3,858 lb (@ GVWR 9,369 lb) 5,070 lb (@ GVWR 10,582 lb)
Loading Height	20.15 in

Remarks: **For the US market, safety features like AEBS – Advanced Emergency Brake System (e.g., pedestrian, bicyclist recognition) will be, although not required by US law, implemented in Class 3 and will reduce injuries in traffic accidents significantly (ref.: research by NHTSA and similar global authorities)**

GM Brightdrop EV600



GVWR	9,986 lb
Vehicle length	287.79 in
Vehicle width	85.00 in (without mirrors)
Vehicle height	106.69 in (empty)
Turning. Circle	54,8 ft.
Drivers Cabin	Full Walk-Through
Cargo Space	600 cu ft
Payload	2,204 lb
Loading Height	30.71 in

Ford eTransit L4H3 (EU)



GVWR	9,369 lb
Vehicle length	263.93 in
Vehicle width	81.06 in (without mirrors)
Vehicle height	110.19 in (empty)
Turning .cycle	46,9 ft
Drivers Cabin	Limited Walk-Through
Cargo Space	530 cu ft
Payload	2,866 lb
Loading Height	28.88 in

Competitive Analysis Best in Class. Similar and even better than Rivian ($20B Market Cap)

E-CARGO Last-Mile Comparison Chart (US dimensions)

Brand Name and Type	Cargo Area	Payload	Loading height	GVWR	Length	Width w.o.mirrors	Height	Turning Circle	Battery Cap	Reach loaded	DC Charge
unit of measurement	cu ft	lb	in	lb	in	in	in	ft	kWh	miles	kW
CityFreighter CF1	706 (+*)	5,070	20.15	10,582	259.21	80.31	107.48	43,6	86	150	100
REE P7-B	812	EU 3,858 4,409	22.83	EU 9,369 14,000	286.77	94.76	113.97	39,0	145	200	nos
Workhorse C750	750	5,000	33.97	14,294	302.99	88.97	121.96	45,9	118	150	60
ARRIVAL L4	600	4,354	20.03	10,582	255.51	81.06	107.48	42,3	67	111	120
GM ZEVO 600	600	2,204	30.71	9,986	287.79	85.00	106.69	54,8	165	250	120
Rivian EDV-700	670	2,755	27.56	9,367	275.59	80.70	103.50	54,8	135	150	50
Ford E-Transit L4H3	530	2,866	28.78	10,582	263.93	81.06	110.19	46,9	68	125	115
Mercedes E-Sprinter A3	495	2,623	24.21	10,582	274.29	80.70	106.49	48,9	113	200	115

All numbers are taken from third party published specs. * up to 880 cu ft

Market Opportunity


Light-duty trucks (LDT)
Battery electric vehicles early adoption
Battery electric vehicles late adoption
Fossil fuels (predominantly diesel)
United States
Europe
China
2017
2030
McKinsey&Company | Source: McKinsey Center for Future Mobility


Global Electric Trucks Market
69,597 Units
1,413,694 Units
2021
2030


Global Electric Truck Chassis Market
Market Drivers
Market Revenue
US$ 332.32 Mn
CAGR (2022–2031):
33.16%
Opportunities
Key Players

The global electric shuttle market is valued at **USD 16157.1 Million** in 2022. The market is estimated to surpass a valuation of **USD 56819.05 Million** by 2032. The forecast duration of this report is 2022- 2032. The market is anticipated to expand with a **CAGR of 13.4%** in the assessment period.


Waste or Garbage Collection Vehicle Market: 2021-2031
~4%
CAGR
20Bn


History and Future prognosis for registrations of new RV's in Europe
Total
Caravans


Food Truck Market Development
North America
Asia Pacific
USD 1.13 Billion

Team It is all About PEOPLE

Exceptional TEAM with hands-on and out-of-the box thinking mentality



Michael Schoening
Founder and President CityFreighter Inc.and CEO of CityFreighter Europe GmbH

Visionary Leader and Serial Entrepreneur

Experienced in turning vision into reality and setting up global manufacturing



Frank Grossbudde
CTO

30 years in automotive with hands-on mentality

He has extensive Leadership experience and deep knowledge about automotive electric applications and integration into automotive EE systems



Martin Poeloeskey
Project lead EEDS

Certified Engineer

Longtime automotive experience ADAS and EEDS at Daimler, Ford



Laszlo Kovacs
Project lead High Voltage System and VCU

Certified Engineer

Long term experience in automotive software and electronics development (e.g., Bosch)



Robin Jansen
Project Lead UX/HMI Development

Soft- and hardware development

Worked on multiple automotive EV projects



Adriaan Gerber
Project Lead Chassis Engineering

Specialist lightweight structures, Warwick University

Experienced working at Morgan, Lotus, Lightyear



Jake Thygesen
Project Lead Wire Harness

Specialist in automotive electronics and wiring

Worked for companies like Red Bull, Lear Corp



Imran Irshad
Project Lead ADAS, EEDS & Infotainment

Master of Science University of Hull

Ten years+ automotive development, HMI, and Infotainment (e.g., Aston Martin)

Advisory Board

Advisory Board



Josef Hjelmaker
Three Oaks, Michigan

Josef is senior executive with more than 22 years of experience in various leadership roles globally, whereof 18 years in the automotive space (e.g., Delphi, Thor Industries), and with a strong track record of delivering strategies, profitable, qualitative programs and products



Paul Rivera
Phoenix, USA

Paul is a "Hands-on" leader with a proven track record in publicly traded corporations (e.g., CEO of ElectraMeccanica and President Northern America of Ricardo) focused on the automotive and alternative energy space. He negotiated numerous contracts with automotive OEMs and government agencies



Russel Khanuk
New Jersey, USA

Russel has more than two decades of experience in finance at top Wallstreet corporations.
In 2017 he ventured into logistics to build a transport company with over 10 locations and 1000 employees



Markus Nünnerich
Germany

Markus has been a leader in the financial services industry for more than two decades. He served as a chief executive for a subsidiary of Postbank AG, a 100% subsidiary of Deutsche Bank AG, for more than eleven years. He brings together corporate finance with the logistics sector, FinTech, and innovation to support the transition of different industries to sustainability

Proven History of Execution and Growth

Phase I 2018/2019



— Building Proof of Concept

— Executed within 9 Months with limited resources

— Premiered on ACT Expo in Long Beach April 2019 and received open LOI for purchase of 100 CF1

Completed

Phase II 2020/2021



— Building Beta Version

— Unveiled on ACT Expo in Long Beach August 2021

— LOI for purchase of 100 CF1 extended to 500 units

Completed

Phase III 2022/2023

— Gamma Design Optimization and starting to build Gamma vehicles

— MOU With South Korean Partner for ADAS/AEBS Development signed

— In final talks with US contract manufacturer

Phase IV 2023/2024 and beyond

— Validation & Certification (homologation)

— Initial SOP (Start of Production) Q4, 2024
Pilot Series North America

— Ramping up to 30,000 vehicles/year in 2027
(North America and Europe combined)

Exponentially Growing Revenue Streams


Cab-Chassis
for Commercial Vehicle Bodybuilders & Specialty Vehicle Upfitters
Complete Vehicles
for Parcel Delivery & Heavy Goods
Vehicle Add-on Products
e.g., Intelligent Mobile Hub, Customization
More options at a later stage
SaaS Software as a Service
TaaS Transport as a Service

Intelligent Mobile Hub An add-on for the CF1 and selected OEMs

A mobile and compact box concept for storage, vending or other temporary purposes. Easy to load or unload by the driver only. No forklift, crane, or similar is needed.
It can be remotely moved to its final location, enabled by an integrated drivetrain




Self-Sufficient




FedEx

- **Local Distribution**
- **Mobile Storage**
- **Vending – Pop Up Store**
- **Energy Hub/Shelter/ER**
- **Moving Container** (e.g., PODS)





Manufacturing is a Crucial Aspect

- It requires expertise, skills, and knowledge,



and it impacts product quality, production time, cost, customer satisfaction, and economic growth

- CityFreighter's modular and flexible concept allows fast implementation of an assembly line and to scale quickly

- We are partnering with Tier1 automotive contract manufacturers

- Leased industrial buildings in certain markets convert quickly into assembly factories for our CKD's (completely knocked down) kits and it requires low Capex

Faster to-Market with Premium Collaboration Partners

CityFreighter's Founder and President Michael Schoening:

"We have shown that we can maximize the results and can speed up development by working closely with our carefully chosen and valuable collaboration partners. This is part of our DNA. We do not want to reinvent the wheel."

Using Global Resources

durapower · BOSCH · SCHAEFFLER · AL-KO QUALITY FOR LIFE · ISRI ISRINGHAUSEN · punch powertrain Gear up for the future · LBBZ · PEMMOTION · VW · ADUS · neapco THE DRIVELINE EXPERTS · KARHOF LAADBAKOPLOSSINGEN

Forming an Alliance Ecosystem (non-exclusive)


CityFreighter CEVP Commercial EV Platform
Alliance Ecosystem
US Market Entry First
Europe Step II
Strategic Contract Manufacturer & Development
Strategic Contract Manufacturer & Development


Partner
Partner
Drive Train
Power Supply
HMI & Software/
Telematics
ADAS &
Homologation
Delivery, RV, Shuttle Bus,
Garbage Truck,
Emercency response
Premier
Supply Chain
Partner (s)
Design & Distribution
Infrastructure,
Finance
and After Sales
Service Partners
Charging Infrastructure
Provider
Fleet Leasing
Provider
After Sales Service
Pilot Segment
Customer (s)
Lead
Investor (s)
& Funding
Pilot Segment
Customer (s)
Delivery, RV, Shuttle Bus,
Garbage Truck,
Emercency response
VC, Corporate
or Institutional –
Government Grants
= possible Ecosystem Partner identified/in talks
©2023 CityFreighter Inc. Confidential


ERMP Development Schedule V11
Phase I
Concept & CAD Design
Gamma & Designfreeze
Phase II
Gamma Vehicle Produktion
Phase III
Validation & Homologation
Phase IV
Pilot Series Production & Fieldtest
Phase V
SOP
Prototype Caravan
Salon Düsseldorf *
Bosch ABS/ESP
Wintertest Schweden
Close to Serial Version
Caravan Salon Duesseldorf
EU Type Approval
KBA
NOV DEC JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC JAN FEB MAR APR MAY JUN JUL
M1
M2
M3
M4
2023
2024
2025
2026

Forward looking projections are not guaranteed

We do care about your money

Ford invested multiple billions and although they were able to execute quickly, they have had to redesign and recently stated that it will take a number of additional years to consider their effort successful. Spending money isn't itself an indication of success. Arguably CityFreighter has

accomplished as much in the first few years as several other companies, while being diligent financially

- **Money spend has been focused solely on product development, keeping the burn rate as efficient as possible**

- **Using the resources of our collaboration partners within the ecosystem alliance is a major part of our DNA and we are implementing off-the-shelf parts (e.g., licensing from Volkswagen), not trying to "reinvent the wheel"**

- **By leveraging external resources, we can gain access to specialized expertise, achieve cost savings, improve agility, focus on core competencies, mitigate risks**



CF Valuation Historic & Forecast
The early bird catches the worm
$ M
Stage by Stage approach
250
200
150
100
50
0
AUG 2023
Proof of Concept 2018
Beta Version 2021
Today-Gamma Development 2023
First Gamma Version Q1/2024
NHTSA Certification Q3/2024
SOP 2024/2025
We have intentions to pursue an Initial Public Offering (IPO) at an opportune moment, probably in the end of 2024, aligning with a favourable market response to our advancements and progress
Please note that the forecast provided are based on certain assumptions and estimates, and actual results may vary. These projections are not guarantees of future performance, and various factors could lead to outcomes that differ significantly from these estimates

Forward looking projections are not guaranteed

FAQ's: Why can we succeed in a competitive industry?

Question: Your competitors are raising (and spending) hundred millions of dollars, why do you think you can do

Question: Your competitors are raising (and spending) hundred millions of dollars, why do you think you can do with much less

Answer: We want to avoid reinventing the wheel, building up our fixed costs, or investing in fancy stuff. Our DNA is based on building valuable collaborations and strategic partnerships in the automotive industry using experience, given resources, and off-the-shelf products. For example, we just reached an agreement with Volkswagen to licence a part for the electric steering system. This speeds up time-to-market and decreases the initial development costs significantly. Eventually, we will need an estimated $150-200million over time, but this is way less than the standard

Question: Why can CityFreighter succeed in the highly competitive automotive industry?

Answer: *Innovation:* We believe that we have the flexibility and creativity to develop innovative technologies and solutions that established companies may overlook or be slow to adopt. This can give us a competitive advantage in the industry. *Agility:* CityFreighter can be more agile and adaptable than established companies. This can allow us to respond more quickly to changes in the market or industry trends. *Cost-effectiveness:* We have lower overhead costs and we may be able to operate more cost-effectively than larger companies. This can enable us to offer competitive pricing or unique value propositions to customers. *Disruption:* We will disrupt the traditional business models of established companies, challenging the status quo and driving innovation in the industry


First Road Test CF1 OCT 21
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CF1 in Paris
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CF Intelligent Mobile Hub
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MSV Interview CityFreighter
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